UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2026

Leah Siang Ling
Co-Chief Executive Officer
WF Holding Limited
Lot 3893, Jalan 4D
Kg. Baru Subang
Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828

Re: WF Holding Limited
Registration Statement on Form F-3
Filed June 1, 2026
File No. 333-296397

Dear Leah Siang Ling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kevin (Qixiang) Sun